VIA EDGAR AND FACSIMILE

November 28, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peoples Bancorp Inc.
Request to Withdraw Amendment to Registration Statement on Form S-3 filed on
November 9, 2006
Registration No. 333-116683

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Peoples Bancorp Inc. (the “Company”) hereby respectfully requests withdrawal of the amendment filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2006 (the “Amendment”) with respect to the Registration Statement on Form S-3 (Registration No. 333-116683) (the “Registration Statement”) of the Company. The Company intended to file the Amendment as Post-Effective Amendment No. 1 to the Registration Statement in order to remove from registration an aggregate of 303,459 common shares, without par value (“Common Shares”), of the Company previously registered under the Securities Act pursuant to the Registration Statement. However, the Company’s outside legal counsel, Elizabeth Turrell Farrar, has been advised by William Friar of the Division of Corporation Finance that the Amendment was inaccurately tagged as submission type “S-3/A” (reflecting a pre-effective amendment) when filed via EDGAR instead of as “POS AM” (reflecting a post-effective amendment). Accordingly, the Company hereby requests withdrawal of the Amendment and will refile Post-Effective Amendment No. 1 to the Registration Statement with the appropriate EDGAR submission type tag after the Commission grants the Company’s request for withdrawal of the Amendment.

Please provide a copy of the order granting the Company’s request for withdrawal of the Amendment to our outside legal counsel, Elizabeth Turrell Farrar, by facsimile at (614) 719-4708. If you have any questions with regard to this request for withdrawal, please contact Ms. Farrar at (614) 464-5607.

Very truly yours,

PEOPLES BANCORP INC.

By: /s/	MARK F. BRADLEY
Name:	Mark F. Bradley
Title:	President and Chief Executive Officer

cc:	Elizabeth Turrell Farrar, Esq.
Charles R. Hunsaker, Esq.
Mr. William Friar